Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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                            August 24, 2012

VIA EDGAR David R. Humphrey Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Frontline Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-16601

Dear Mr. Humphrey:

We refer to your letter dated August 14, 2012, which provided the comments of the Staff of the Securities and Exchange Commission to the annual report on Form 20-F , filed on April 27. 2012, of Frontline Ltd. (the "Company") for the fiscal year ended December 31, 2010.  As discussed with Ms. Geddes of the Staff, the Company will respond to your letter by September 11, 2012.

Thank you for your kind consideration.  If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Edward S. Horton. at (212) 574-1265.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Gary J. Wolfe Gary J. Wolfe, Esq.

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